Exhibit 99.1

Skeena Intersects High-Grade In-Pit Mineralization in 21A West Zone

Averaging 22.38 g/t AuEq over 24.00 metres

Vancouver, BC (November 8, 2022) Skeena Resources Limited (TSX: SKE, NYSE: SKE) (“Skeena” or the “Company”) is pleased to announce additional drilling results from the 21A West Zone delineation program as part of the recently completed 2022 regional and near mine exploration campaigns at the Eskay Creek gold-silver Project (“Eskay Creek” or the “Project”) in the Golden Triangle of British Columbia. Analytical results and reference images from the recently completed drill holes are detailed in this release as well as on the Company’s website.

21A West Zone Continues to Demonstrate High Grades and Continuity

Exploratory drill hole SK-22-1122 intersected high tenor gold and silver mineralization in Rhyolite facies rocks below the Contact Mudstone, averaging 20.43 g/t Au, 175.2 g/t Ag (22.38 g/t AuEq) over 24.00 m with many notable high-grade subintervals including 80.20 g/t Au, 2,790.0 g/t Ag (111.20 g/t AuEq) over 0.50 m and 65.80 g/t Au, 1.1 g/t Ag (65.81 g/t AuEq) over 0.93 m.

This drill hole has expanded and predictably validated the geometry of the evolving 21A West Zone discovered in late 2021 and is situated 15 metres vertically below previously reported 2022 drill hole SK-22-1093, which intersected 47.50 g/t Au, 73.4 g/t Ag (48.48 g/t AuEq) over 12.12 m. The 21A West Zone remains open for expansion both down-dip and along strike. Occurring within the intended open-pit at a vertical depth of only 60 metres below surface, this area of the resource was never populated by previous drilling and as such was previously modelled as barren waste rock.

New Mineralization Discovered Below Pit

New Rhyolite-hosted mineralization has also been intersected by exploratory drill hole SK-22-1095 grading 5.39 g/t Au, 10.9 g/t Ag (5.51 g/t AuEq) over 20.60 m including 26.80 g/t Au, 12.6 g/t Ag (26.94 g/t AuEq) over 0.74 m and 22.20 g/t Au, 8.1 g/t Ag (22.29 g/t AuEq) over 1.10 m. This new occurrence is situated 25 metres below the currently planned open-pit and remains open for expansion. A total of 55,652 metres were drilled over 215 holes during the 2022 drilling program and will be incorporated into the H2 2023 Resource update.

About Skeena

Skeena Resources Limited is a Canadian mining exploration and development company focused on revitalizing the past-producing Eskay Creek gold-silver mine located in Tahltan Territory in the Golden Triangle of northwest British Columbia, Canada. The Company released a Feasibility Study for Eskay Creek in September 2022 which highlights an open-pit average grade of 4.00 g/t AuEq, an after-tax NPV5% of C$1.4B, 50% IRR, and a 1-year payback at US$1,700/oz Au and US$19/oz Ag. Skeena is currently continuing exploration drilling at Eskay Creek.

On behalf of the Board of Directors of Skeena Resources Limited,

Walter Coles Jr.	Randy Reichert
Executive Chairman	President & CEO

Contact Information

Investor Inquiries: info@skeenaresources.com

Office Phone: +1 604 684 8725

Company Website: www.skeenaresources.com

Gold Equivalent (AuEq) calculated via the formula: Au (g/t) + [Ag (g/t) / 90]. True widths and zone geometries cannot be definitively determined at this time. Grade-capping of individual assays has not been applied to the Au and Ag assays informing the length-weighted AuEq composites. Metallurgical processing recoveries have not been applied to the AuEq calculation and are taken at 100%. Samples below detection limit were nulled to a value of zero.

Qualified Persons

Exploration activities at the Eskay Creek Project are administered on site by the Company’s Exploration Managers, Raegan Markel, P.Geo. and Director of Exploration, Adrian Newton P.Geo. In accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, Paul Geddes, P.Geo. Senior Vice President Exploration and Resource Development, is the Qualified Person for the Company and has prepared, validated and approved the technical and scientific content of this news release. The Company strictly adheres to CIM Best Practices Guidelines in conducting, documenting, and reporting the exploration activities on its projects.

Quality Assurance – Quality Control

Once received from the drill and processed, all drill core samples are sawn in half, labelled and bagged. The remaining drill core is subsequently securely stored on site. Numbered security tags are applied to lab shipments for chain of custody requirements. The Company inserts quality control (QC) samples at regular intervals in the sample stream, including blanks and reference materials with all sample shipments to monitor laboratory performance. The QAQC program was designed and approved by Lynda Bloom, P.Geo. of Analytical Solutions Ltd., and is overseen by the Company’s Qualified Person, Paul Geddes, P.Geo, Vice President Exploration and Resource Development.

Drill core samples are submitted to ALS Geochemistry’s analytical facility in North Vancouver, British Columbia for preparation and analysis. The ALS facility is accredited to the ISO/IEC 17025 standard for gold assays and all analytical methods include quality control materials at set frequencies with established data acceptance criteria. The entire sample is crushed and 1 kg is pulverized. Analysis for gold is by 50 g fire assay fusion with atomic absorption (AAS) finish with a lower limit of 0.01 ppm and upper limit of 100 ppm. Samples with gold assays greater than 100 ppm are re-analyzed using a 50 g fire assay fusion with gravimetric finish. Analysis for silver is by 50 g fire assay fusion with gravimetric finish with a lower limit of 5ppm and upper limit of 10,000 ppm. Samples with silver assays greater than 10,000 ppm are re-analyzed using a gravimetric silver concentrate method. A selected number of samples are also analyzed using a 48 multi-element geochemical package by a 4-acid digestion, followed by Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) and Inductively Coupled Plasma Mass Spectroscopy (ICP-MS) and also for mercury using an aqua regia digest with Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) finish. Samples with sulfur reporting greater than 10% from the multi-element analysis are re-analyzed for total sulfur by Leco furnace and infrared spectroscopy.

Cautionary note regarding forward-looking statements

Certain statements and information contained or incorporated by reference in this news release constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). These statements relate to future events or our future performance. The use of words such as “anticipates”, “believes”, “proposes”, “contemplates”, “generates”, “targets”, “is projected”, “is planned”, “considers”, “estimates”, “expects”, “is expected”, “potential” and similar expressions, or statements that certain actions, events or results “may”, “might”, “will”, “could”, or “would” be taken, achieved, or occur, may identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Specific forward-looking statements contained herein include, but are not limited to, statements regarding the results of the Feasibility Study, processing capacity of the mine, anticipated mine life, probable reserves, estimated project capital and operating costs, sustaining costs, results of test work and studies, planned environmental assessments, the future price of metals, metal concentrate, and future exploration and development. Such forward-looking statements are based on material factors and/or assumptions which include, but are not limited to, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and the assumptions set forth herein and in the Company’s MD&A for the year ended December 31, 2021, its most recently filed interim MD&A, and the Company’s Annual Information Form (“AIF”) dated March 31, 2022. Such forward-looking statements represent the Company’s management expectations, estimates and projections regarding future events or circumstances on the date the statements are made, and are necessarily based on several estimates and assumptions that, while considered reasonable by the Company as of the date hereof, are not guarantees of future performance. Actual events and results may differ materially from those described herein, and are subject to significant operational, business, economic, and regulatory risks and uncertainties. The risks and uncertainties that may affect the forward-looking statements in this news release include, among others: the inherent risks involved in exploration and development of mineral properties, including permitting and other government approvals; changes in economic conditions, including changes in the price of gold and other key variables; changes in mine plans and other factors, including accidents, equipment breakdown, bad weather and other project execution delays, many of which are beyond the control of the Company; environmental risks and unanticipated reclamation expenses; and other risk factors identified in the Company’s MD&A for the year ended December 31, 2021, its most recently filed interim MD&A, the AIF dated March 31, 2022, the base shelf prospectus dated November 11, 2020, the prospectus supplement to the Company’s base shelf prospectus dated September 20, 2022 and in the Company’s other periodic filings with securities and regulatory authorities in Canada and the United States that are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Readers should not place undue reliance on such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made and Company does not undertake any obligations to update and/or revise any forward-looking statements except as required by applicable securities laws.

Cautionary note to U.S. Investors concerning estimates of mineral reserves and mineral resources

Skeena’s mineral reserves and mineral resources included or incorporated by reference herein have been estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) as required by Canadian securities regulatory authorities, which differ from the requirements of U.S. securities laws. The terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) “CIM Definition Standards – For Mineral Resources and Mineral Reserves” adopted by the CIM Council (as amended, the “CIM Definition Standards”). These standards differ significantly from the mineral property disclosure requirements of the U.S. Securities and Exchange Commission in Regulation S-K Subpart 1300 (the “SEC Modernization Rules”). Skeena is not currently subject to the SEC Modernization Rules. Accordingly, Skeena’s disclosure of mineralization and other technical information may differ significantly from the information that would be disclosed had Skeena prepared the information under the standards adopted under the SEC Modernization Rules.

In addition, investors are cautioned not to assume that any part or all of Skeena’s mineral resources constitute or will be converted into reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “measured”, “indicated”, or “inferred” mineral resources that Skeena reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or prefeasibility studies, except in rare cases where permitted under NI 43-101.

For these reasons, the mineral reserve and mineral resource estimates and related information presented herein may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.

2022 Au-Ag Resources/Reserves
Skeena Drill Intercept
(g/t AuEq / Metres)
Historic Drill Intercept
(g/t AuEq / Metres)
Newly Discovered
Mineralization
Eskay Creek Project
21A and 21A West Zones
Vertical Section 9950N
20 Metre Section Envelope
Looking Grid North
Surface
Basalt
SK-22-1093: 48.48/12.12
21A Zone
1000 mASL
Contact Mudstone
2.46 / 22.50
2.70 / 7.00
SK-22-1122: 22.38/24.00
New 21A West Zone
1.77 / 18.00
5.57 / 57.00
Rhyolite
1.16 / 6.00
2022 Proposed Hole
7.64 / 7.00
0.88 / 3.00
1.62 / 13.36
100 Metres
900 mASL
1.43 / 4.50
700 m
800 m
900 m

Table 1: Eskay Creek Project 2022 Exploratory Drilling Campaign Length-Weighted Drill Hole Composites:

Hole-ID	From (m)	To (m)	Sample Length (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)
SK-22-1094	82.50	83.00	0.50	0.50	8.8	0.60
SK-22-1094	108.50	110.00	1.50	0.60	14.7	0.76
SK-22-1094	139.50	142.50	3.00	1.28	3.4	1.32
SK-22-1094	158.30	175.00	16.70	1.18	110.9	2.41
Including	166.91	167.51	0.60	1.91	786.0	10.64
and	167.51	168.28	0.77	7.78	1235.0	21.50
SK-22-1094	188.00	194.70	6.70	0.75	3.8	0.79
SK-22-1095	79.00	80.50	1.50	0.15	34.1	0.53
SK-22-1095	119.00	120.50	1.50	0.48	5.4	0.54
SK-22-1095	147.40	168.00	20.60	5.39	10.9	5.51
Including	148.79	150.00	1.21	9.55	94.7	10.60
and	155.66	156.40	0.74	26.80	12.6	26.94
and	156.40	157.50	1.10	22.20	8.1	22.29
SK-22-1122	44.00	68.00	24.00	20.43	175.2	22.38
Including	47.50	48.00	0.50	19.35	111.0	20.58
and	48.00	48.50	0.50	36.60	950.0	47.16
and	48.50	49.00	0.50	80.20	2790.0	111.20
and	49.00	49.50	0.50	15.95	475.0	21.23
and	49.50	50.00	0.50	11.00	560.0	17.22
and	50.00	50.50	0.50	12.90	445.0	17.84
and	50.50	51.00	0.50	23.40	1155.0	36.23
and	51.00	51.62	0.62	29.80	808.0	38.78
and	51.62	52.12	0.50	15.35	156.0	17.08
and	52.12	52.70	0.58	14.75	36.8	15.16
and	52.70	53.38	0.68	20.60	163.0	22.41
and	53.38	54.00	0.62	22.30	91.5	23.32
and	54.00	54.50	0.50	14.65	63.7	15.36
and	54.50	55.00	0.50	16.30	44.0	16.79
and	55.00	55.50	0.50	42.20	65.0	42.92
and	55.50	56.00	0.50	37.80	19.8	38.02
and	56.00	56.50	0.50	46.20	37.5	46.62
and	56.50	57.00	0.50	29.00	94.0	30.04
and	57.00	57.50	0.50	37.10	14.1	37.26
and	57.50	58.00	0.50	59.80	15.2	59.97
and	58.00	58.50	0.50	33.50	3.9	33.54
and	58.50	59.00	0.50	28.70	2.3	28.73
and	59.00	59.50	0.50	64.70	2.0	64.72
and	59.50	60.43	0.93	65.80	1.1	65.81
and	60.43	61.60	1.17	25.70	0.8	25.71
SK-22-1122	75.50	83.00	7.50	0.62	3.4	0.66

Gold Equivalent (AuEq) calculated via the formula: Au (g/t) + [Ag (g/t) / 90]. True widths and zone geometries cannot be definitively determined at this time. Grade-capping of individual assays has not been applied to the Au and Ag assays informing the length-weighted AuEq composites. Metallurgical processing recoveries have not been applied to the AuEq calculation and are taken at 100%. Samples below detection limit were nulled to a value of zero.

Table 2: Mine Grid Drill Hole Locations and Orientations:

Hole-ID	Easting (m)	Northing (m)	Elevation (m)	Length (m)	Azimuth (°)	Dip (°)
SK-22-1094	9700.6	9949.3	1036.2	226.5	87.0	-74.9
SK-22-1095	9700.6	9949.3	1036.2	202.5	107.0	-65.0
SK-22-1122	9705.0	9953.0	1037.0	204.9	54.1	-66.0